================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: May, 2008                    Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  [ ]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes  [ ]            No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AGRIUM INC.



Date:  May 2, 2008                     By: /S/ GARY J. DANIEL
                                           -------------------------------------
                                           Name:  Gary J. Daniel
                                           Title: Senior Legal Counsel &
                                                  Assistant Corporate Secretary

                                 EXHIBIT INDEX


Exhibit                   Description of Exhibit
-------     ------------------------------------------------------------------

  1.        Press Release dated May 2, 2008

  2.        Management's Discussion and Analysis

  3.        Interim Financial Statements and Notes

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  AGRIUM INC.

TSX, NYSE SYMBOL:  AGU

April 30, 2008

Agrium Delivers Record First Quarter Net Earnings of $195-Million

CALGARY, ALBERTA--(Marketwire - May 2, 2008) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today record first quarter net earnings of $195-million ($1.23 diluted earnings per share) in 2008, a significant improvement over the net loss of $11-million ($0.08 diluted loss per share) for the same period in 2007.

"Our impressive first quarter results are due to the excellent fundamentals for the fertilizer and broader agriculture sector, as well as to the quality of our assets that span the agriculture value chain. Our Retail, Wholesale and Advanced Technologies business units all delivered record first quarter earnings this year. We expect our earnings this spring to surpass all previous records, even without the contribution of the UAP retail operations," said Agrium President & CEO Mike Wilson.

Agrium is providing guidance for the first half of 2008 of a record $3.15 to $3.45 diluted earnings per share, or $1.92 to $2.22 diluted earnings per share for the second quarter. This includes an estimated $44-million ($0.19 diluted earnings per share) in stock-based compensation expense and excludes any contribution from the UAP acquisition or potential hedging gains or losses.

KEY RESULTS AND DEVELOPMENTS

- Total EBITDA reached $341-million in the seasonally slow first quarter, which is an increase of $299-million over the first quarter of 2007. Cash provided by operating activities was $390-million for the quarter. The majority of the increase in earnings was from higher realized nutrient prices across all our businesses, supported by solid Wholesale production and sales for all major products. Non-qualifying gas hedge gains accounted for $67-million or $0.30 diluted earnings per share in the first quarter of 2008. The quarterly results also benefited from a $6-million ($0.03 diluted earnings per share) recovery for stock-based compensation due to a lower share price at the end of the first quarter. Our cost of goods sold and margins this quarter will not be comparable to previous quarters, as changes in accounting rules required depreciation charges for production facilities be included in the cost of product.

- We obtained U.S. regulatory clearance on our UAP transaction yesterday and will accept for payment all shares of UAP common stock tendered to the offer immediately after its expiration at midnight tonight. Our second quarter earnings guidance estimate excludes any contribution from the UAP acquisition. In 2007, UAP's net earnings for the most recent fiscal year was $82-million, the majority of their earnings were derived in the spring period (April, May and June). Our reported earnings from the UAP acquisition in the second quarter of 2008 are likely to be reduced from their actual earnings due to the fair valuing of inventory at the date of purchase.

- Agrium announced this quarter our intention to acquire Common Market Fertilizers S.A. ("CMF"), one of Western Europe's largest fertilizer distribution companies, which will provide access to significant distribution assets throughout Europe and further expand our distribution business. We also opened an office in China, the largest agricultural market in the world, to further develop our relationships with potential business partners and pursue future growth opportunities more effectively in the region. Furthermore, we announced we would not proceed with the Kenai gasification project due to unfavourable economics of supplying coal-based syngas to the facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 2, 2008

Forward-Looking Statements are outlined after the Outlook, Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance are outlined below and include, but are not limited to:

- Continuation of strong domestic and international fertilizer demand as a result of high crop prices;

- Continuation of tight world fertilizer markets, supporting higher prices and margins on Wholesale sales volumes that were not pre-sold in late 2007 and early 2008;

- Weather patterns across North America and South America supporting a normal fertilizer application season;

-    Wholesale and retail sales volumes at or slightly lower than 2007 levels;

- The Argentine urea price cap to growers of $410 per tonne will continue through the second quarter;

- Outages for scheduled maintenance at several Wholesale facilities in the second quarter and uninterrupted gas supply to our Profertil Nitrogen facility;

- The average NYMEX gas price for the second quarter not deviating significantly from $9.70/MMBtu;

- The exchange rate for the Canadian dollar expressed in U.S. dollars, averaging C$1.02 to U.S.$1.00;

- Stock-based compensation expense reflecting Agrium's stock price at the close of business on April 30, 2008 (U.S.$79.00) and a $1 change in stock price equates to a $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods;

-    The exclusion of UAP earnings from the guidance range;

- That construction activities on the Egyptian nitrogen facility will resume shortly and the facility will be completed as planned;

-    An effective tax rate for the second quarter of 33 percent.


2008 First Quarter Operating Results

NET EARNINGS

Agrium's first quarter consolidated net earnings were $195-million, or $1.23 diluted earnings per share, compared to net loss of $11-million, or $0.08 diluted loss per share, for the same quarter of 2007. EBIT improved by $305-million over the first quarter of 2007. This improved EBIT performance was comprised of an increase in gross profit of $204-million and a decrease in expenses of $101-million.

Consolidated gross profit in the first quarter of 2008 was $392-million compared to $188-million in the first quarter of 2007. The increase in gross profit, reported in all three business units, was largely driven by increased realized selling prices attributable to a tight supply/demand balance and a strong commodity price environment. Consolidated gross profit was negatively affected by the adoption of a new Canadian accounting standard requiring the reclassification of depreciation related to production facilities and equipment to cost of inventory. For the first quarter of 2008, the effect of this change in policy to gross profit was a decrease of $23-million. Prior periods have not been restated.

Expenses have decreased $101-million versus the first quarter of 2007, mainly driven by the following items:

-    $68-million increase in gains on non-qualifying derivative positions;

- $34-million decrease in stock-based compensation expense mainly due to a decrease in our share price from $72.21 at December 31, 2007 to $62.11 at March 31, 2008;

- $29-million decrease in depreciation and amortization expense due to adoption of a new Canadian accounting standard requiring reclassification of depreciation related to production facilities and equipment to be included in cost of inventory; and,

- $15-million increase in interest income driven by investment income on proceeds from our equity issuance in the fourth quarter of 2007.


BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2008 first quarter net sales were $394-million, compared with $337-million in the same quarter last year. Gross profit for the quarter rose by $30-million, or 35 percent, over the same period in 2007. Retail's 2008 first quarter EBIT was $4-million, compared with a 2007 first quarter loss of $21-million. This is the first time in our history that Retail has shown a positive EBIT in the seasonally-slow first quarter. Retail EBITDA was $13-million this quarter, a $26-million improvement over the first quarter of 2007.

Retail's strong performance this quarter was due to improved gross margins for both crop nutrients and crop protection products. This is notable given that margins improved despite a slow start to the spring season across most of the eastern United States. In addition, Retail's South American operations continue to post strong results in the first quarter with increases in sales, gross profit and EBIT of $12-million, $3-million and $2-million, respectively compared to the same period last year.

Crop nutrient sales and gross profit increased by $48-million and $27-million, respectively, as a result of higher selling prices. Wet conditions delayed fieldwork and fertilizer applications in the southern states in February. Rapidly increasing wholesale pricing allowed us to capture higher selling prices and margin in March. Overall, fertilizer sales volumes for the first quarter were down approximately 15 percent year-over-year, due to a weather-related slow start to the spring season and as compared to the very strong spring application last year. Given the high grain and oilseed prices, indications are that our grower customers have remained focused on maximizing yields, even with significantly higher input costs this year.

Crop protection product sales and gross profit grew by $13-million and $6-million, respectively, due largely to higher sales prices related to a tight supply and demand balance. Glyphosate prices have recently risen between 35 to 50 percent, depending on the specific product, and fungicide prices have also increased this year.

Seed, services and other product sales and gross profit declined by $4-million and $3-million, respectively, due to the weather related slow start to the spring season in the Midwestern U.S. We expect strong demand in the second quarter will make up for the slower first quarter.


Wholesale

Wholesale's first quarter net sales were $708-million compared to $484-million in the first quarter of 2007. Gross profit was $273-million this quarter, an increase of $177-million compared to the same quarter last year. EBIT was $313-million compared with a first quarter 2007 EBIT of $62-million. These exceptional results were primarily due to the significant increase in realized crop nutrient prices across all product lines.

Nitrogen gross profit was $77-million higher than the first quarter of 2007, due to higher realized sales prices for all nitrogen products. Nitrogen cost of product sold increased $30 per tonne over the same period last year primarily due to higher North American gas prices and the first time inclusion of $12 per tonne in depreciation expenses. Sales volumes were slightly lower than last year as some solutions sales volumes were shifted into the second quarter. Gross margin for total nitrogen more than doubled over the same period last year or by more than $100 per metric tonne to average $164 per tonne in the first quarter of 2008. Urea margins were the strongest of the major nitrogen products at more than double last year's levels.

Agrium's overall natural gas cost was $6.42/MMBtu in the first quarter of 2008 versus $5.97/MMBtu in the first quarter of 2007, due to higher North American gas costs. The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2008 was $8.07/MMBtu versus $6.96/MMBtu in the same quarter last year. The AECO (Alberta) basis differential averaged $0.88/MMBtu lower than NYMEX for the first quarter of 2008.

Profertil announced it would establish a ceiling for the price of urea to growers at $410 per tonne for the upcoming growing season. The Government of Argentina indicated that ensuring an adequate supply of urea to farmers is a priority, and it would attempt to minimize the risk of downtime due to gas supply interruptions in the 2008 winter period.

Phosphate gross profit was a first quarter record of $44-million. A 63 percent increase in realized sales prices, combined with an 18 percent increase in sales volumes, more than offset an increase in cost of product sold. Costs increased by about $100 per tonne over the same quarter in 2007, with $18 per tonne of the increase due to the addition of depreciation expenses this quarter and approximately $50 per tonne due to higher sulphur costs. Cost of product increased approximately 17 percent over the fourth quarter of 2007, after adjusting for depreciation expenses. Gross margins for phosphate reached $190 per tonne, more than triple the same period last year. Phosphate production volumes at our Redwater facility increased by 86 percent compared to the first quarter of 2007.

Potash gross profit tripled to a first quarter record of $87-million, $61-million higher than the first quarter of 2007. The year-over-year increase in gross profit was due to a combination of average realized prices being almost double last year's levels and a 35 percent increase in sales volumes. Our cost of product sold increased by $20 per tonne over the same period last year, with most of this increase due to the $11 per tonne depreciation expense included in the cost of goods sold for the first quarter of this year and the impact of a stronger Canadian dollar accounting for approximately $5 per tonne. Potash production volumes increased 16 percent versus the first quarter of 2007.

Wholesale's operating expenses decreased by $74-million in the first quarter of 2008 versus the first quarter of 2007. The decrease was primarily due to a first quarter 2008 mark-to-market gain on non-qualifying gas hedge positions of $63-million.

EAgrium continues to encounter resistance from the local community in Damietta due to erroneous perceptions regarding the environmental, health and safety impact of our ammonia/urea facility currently under construction. At the request of local government officials, construction at the site is temporarily suspended. We have initiated an education campaign in the community and with local health and governmental authorities to ensure the facts about EAgrium's commitment to the highest environmental, health and safety standards are fully understood, and that the facility poses no danger to the community. We are also working with all the Egyptian ministries involved to ensure their ongoing public support for the facility when dealing with community concerns. We are optimistic that we will be able to overcome local opposition and resume construction facilities with the cooperation and support of the Government of Egypt.


Advanced Technologies

Advanced Technologies net sales for the first quarter of 2008 were $79-million compared to $52-million in the first quarter of 2007. Gross profit this quarter was $6-million higher than the first quarter of 2007 and EBITDA was $2-million higher for the same period. The improvement was driven by higher volumes and margins for ESN(R), the inclusion of the Reese micronutrient facility's results, offset by changes to a joint venture arrangement in the eastern U.S. that will result in the majority of the profit being recognized in the fourth quarter. ESN(R) sales volumes increased 68 percent versus the same quarter in 2007. First quarter EBITDA was impacted by closure costs related to a small facility in Alabama totaling $1-million. First quarter selling, general and administrative expenses increased over the similar quarter last year due to the addition of the Reese micronutrient business and the consolidation of our expanded joint venture in the eastern U.S.


Other

EBIT for our Other non-operating business segment for the first quarter of 2008 was a loss of $18-million compared to a loss of $46-million for the same period of 2007. The decrease in the EBIT loss of $28-million quarter-over-quarter is mainly due a decrease in stock-based compensation expense of $26-million driven by our decreased stock price at March 31, 2008 in comparison to December 31, 2007.


FINANCIAL POSITION AND LIQUIDITY

Cash provided by operating activities was $390-million in the first quarter of 2008, of which $186-million was an improvement in working capital. Inventories increased by $577-million from the fourth quarter of 2007, due to a seasonal build in Retail and Wholesale inventories. Accounts payable and accrued liabilities increased $656-million, largely driven by a $585-million increase in customer prepaid sales. Total customer prepaid sales in Retail and Wholesale of $820-million at the end of the first quarter were driven by a combination of price and volume increases.

Cash used in investing activities, comprised primarily of capital expenditures, was $140-million for the first quarter of 2008. The cash outlay for the Egypt project during the quarter of $117-million, of which the majority was capital expenditures, was financed from existing cash and project financing. The next $218-million of cash requirements will be funded by the project financing facility in 2008 before any equity contributions will be funded from the owners. Agrium's equity investment in the Egypt project is $165-million as at May 2, 2008.

Cash provided by financing activities was a net $3-million during the quarter, comprised of a draw on the Egypt project credit facility of $96-million offset by the repayment of $86-million of bank indebtedness and the payment of common share dividends. We continue to not utilize our accounts receivable securitization facility.

We entered into an agreement during the first quarter of 2008 to increase our syndicated revolving credit facility by $175-million to $775-million.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                       2008                       2007                         2006
                    -------  -------------------------   --------------------------
                        Q1      Q4    Q3     Q2     Q1      Q4     Q3     Q2     Q1
Net sales           $1,107   1,426   989  2,034    821     899    821  1,816    657
Gross profit           392     533   305    572    188     231    196    397    132

Net earnings (loss)    195     172    51    229    (11)    (62)     1    142    (48)
Earnings (loss)
 per share
 -basic             $ 1.24    1.25  0.38   1.71  (0.08)  (0.47)  0.01   1.08  (0.37)
 -diluted           $ 1.23    1.24  0.38   1.70  (0.08)  (0.47)  0.01   1.06  (0.37)

/T/

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.


NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.


OUTLOOK, KEY RISKS AND UNCERTAINTIES

The tight global grain supply/demand fundamentals continued to push crop prices higher over the quarter. U.S. corn exports are forecasted by the United States Department of Agriculture (USDA) to be a record 2.5 billion bushels in the 2007/08 marketing year, while world grain consumption is forecast to increase by over three percent. The March 30 USDA Prospective Plantings report forecasts seeded area of corn to be down eight percent to 86 million acres. It projects soybean area to increase by 18 percent to 74.8 million acres, spring wheat seeded area to increase by eight percent to 14.3 million acres and all wheat seeded area to increase by six percent to 63.8 million acres. The forecasted reduction in corn acreage, in combination with a tighter corn supply and demand balance has led new crop corn futures to increase to new highs in the past month as the markets attempt to encourage additional acreage. Corn acreage will likely be higher than the 86 million acres given the changes in relative prices since the survey was taken but the degree to which corn acres may rise above this figure will be partly weather dependent. The tight supply/demand balance for grains is expected to continue for at least the next few years and it will take an extended period of strong production to bring global grain stocks back to comfortable levels.

There is a risk that government actions, such as the implementation of export taxes or price caps, related to either the agriculture and/or nutrient markets could impact agriculture commodity or nutrient supply, demand and/or prices within certain countries. There is also a risk that the recent wet weather across much of the U.S., if continued, may reduce corn planted acreage and potentially lower overall fertilizer demand.

Nitrogen prices were variable over the first quarter of 2008. However, the price outlook has been supported by the recent news that China will apply a 135 percent tax on all fertilizer exports through September 30, 2008. China exported over five million tonnes of urea in 2007 and was the largest offshore supplier of urea to the U.S. that year. Indian demand is expected to pick up and remain strong for the remainder of 2008, forecasts are for total Indian import demand to be up 17 percent over last year's already strong levels. Brazilian import demand is also expected to be robust in the second half of 2008.

Globally, potash prices continue to increase on a landed basis in Asia and Brazil as there are limited supplies available to meet growing demand. Canpotex and Belarusian Potash Company (BPC) recently announced the completion of a 2008 contract with China. Due to constrained supply and the delay in completion, each party agreed to one million tonnes of potash sales to China in 2008 at a price $400 per tonne higher than the previous contract. The Fertilizer Institute (TFI) reported that North American inventories of potash at the end of March were 36 percent below the five-year average levels, even though production in the first quarter was higher than any other year in the past five. This is further evidence of strong demand. A risk to the potash market may be a potential for a slow down in demand by certain countries, depending on the financial position of the country.

Strong demand has also been a driver for global phosphate prices which have continued to move higher. Demand from India, Australia and Latin America has been strong through the first quarter and this is expected to continue going forward. Chinese phosphate producers have been short sulphur in 2008, which has reduced supply. The Chinese government also announced a 135 percent export tax on phosphate fertilizers through September, 2008 which is expected to tighten global export supplies and support prices further. In the U.S., March inventories of DAP and MAP were reported by TFI to be 31 percent below the five-year average. Production costs, notably for non-integrated producers, have also continued to increase due to rapidly increasing sulphur, ammonia and phosphate rock prices. A risk to the phosphate market is a reduction in demand in some markets due to the dramatic increase in phosphate prices.


Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada, and Argentina, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers and the availability of subsidies or changes in their amounts, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, including the completion and timely integration of the UAP acquisition, as well as risks related to the Egyptian facility such as changes in development plans, capital construction costs, construction progress, and potential delays or cessation of the facility and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, non-compliance with international treaties, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2008 1st Quarter Conference Call will be available in a listen-only mode beginning Friday, May 2, 2008 at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com.

/T/

FIRST QUARTER 2008
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)


                                                         Three months ended
                                                              March 31,
                                                       ---------------------
                                                             2008      2007
                                                       ---------------------
Sales                                                     $ 1,161   $   861
Direct freight                                                 54        40
                                                       ---------------------
Net sales                                                   1,107       821
Cost of product                                               715       633
                                                       ---------------------
Gross profit                                                  392       188
                                                       ---------------------

Expenses
 Selling                                                      103       100
 General and administrative                                    33        22
 Depreciation and amortization                                 13        42
 Royalties and other taxes                                     21         9
 Other (income) expenses (note 6)                             (83)       15
                                                       ---------------------
Earnings before interest expense and income taxes             305         -
                                                       ---------------------

 Interest on long-term debt                                    11        13
 Other interest                                                 2         3
                                                       ---------------------
Earnings (loss) before income taxes                           292       (16)
                                                       ---------------------
 Current income taxes                                          74        (4)
 Future income taxes                                           23        (1)
                                                       ---------------------
 Income taxes                                                  97        (5)
                                                       ---------------------
Net earnings (loss)                                       $   195   $   (11)
                                                       ---------------------
                                                       ---------------------

Earnings (loss) per share (note 7)
 Basic                                                    $  1.24   $ (0.08)
 Diluted                                                  $  1.23   $ (0.08)

See accompanying notes.


AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                                         Three months ended
                                                              March 31,
                                                       ---------------------
                                                             2008      2007
                                                       ---------------------
Operating
Net earnings (loss)                                       $   195   $   (11)
Items not affecting cash
 Depreciation and amortization                                 36        42
 Future income taxes                                           23        (1)
 Stock-based compensation                                      (6)       28
 Unrealized (gain) loss on derivative contracts               (63)        2
 Unrealized foreign exchange                                    4         1
 Other                                                         15        (3)
Net changes in non-cash working capital                       186       107
                                                       ---------------------
Cash provided by operating activities                         390       165
                                                       ---------------------

Investing
 Capital expenditures                                         (81)      (26)
 Proceeds from disposal of assets and investments               7         -
 Other                                                        (66)       (1)
                                                       ---------------------
Cash used in investing activities                            (140)      (27)
                                                       ---------------------

Financing
 Common shares issued, net of issuance costs                    2         8
 Bank indebtedness                                            (86)     (203)

 Long-term debt issued                                         96         -
 Transaction costs on long-term debt                           (2)        -
 Common share dividends paid                                   (9)       (7)
 Other                                                          2         -
                                                       ---------------------
Cash provided by (used in) financing activities                 3      (202)
                                                       ---------------------

Increase (decrease) in cash and cash equivalents              253       (64)
Cash and cash equivalents - beginning of period             1,509       109
                                                       ---------------------
Cash and cash equivalents - end of period                 $ 1,762   $    45
                                                       ---------------------
                                                       ---------------------

See accompanying notes.


AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                     As at            As at
                                                   March 31,    December 31,
                                          ----------------------------------
                                              2008        2007         2007
                                          ----------------------------------
ASSETS
Current assets
Cash and cash equivalents                  $ 1,762     $    45      $ 1,509
Accounts receivable (note 2)                   830         575          821
Inventories (note 3)                         1,538       1,056          961
Prepaid expenses and deposits                  292         180          297
                                          ----------------------------------
                                             4,422       1,856        3,588
                                          ----------------------------------
Property, plant and equipment                1,779       1,327        1,772
Intangibles                                     76          72           73
Goodwill                                       177         174          178
Other assets                                   235         107          221
Future income tax assets                         -          24            -
                                          ----------------------------------
                                           $ 6,689     $ 3,560      $ 5,832
                                          ----------------------------------
                                          ----------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 4)                 $    80     $    24      $   166
Accounts payable and accrued liabilities     1,756       1,196        1,100
Current portion of long-term debt                1           1            1
                                          ----------------------------------
                                             1,837       1,221        1,267
                                          ----------------------------------
Long-term debt
Recourse                                       664         664          664
Non-recourse                                   213           -          119
                                          ----------------------------------


                                               877         664          783
                                          ----------------------------------
Other liabilities                              335         274          358
Future income tax liabilities                  251         142          237
Non-controlling interests                      105           8           99
                                          ----------------------------------
                                             3,405       2,309        2,744
                                          ----------------------------------
Shareholders' equity                         3,284       1,251        3,088
                                          ----------------------------------
                                           $ 6,689     $ 3,560      $ 5,832
                                          ----------------------------------
                                          ----------------------------------

See accompanying notes.


AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                                            Accumulated
                                                                  other      Total
                  Millions   Common                             compre-     share-
                 of common    share  Contributed  Retained      hensive   holders'
                    shares  capital      surplus  earnings       income     equity
                 -----------------------------------------------------------------
December 31, 2007      158   $1,972      $     8  $ 1,024        $   84     $3,088
                 -----------------------------------------------------------------
Transition
 adjustment for
 inventory
 standard (net of
 tax) (note 1)                                          4                        4
                 -----------------------------------------------------------------
January 1, 2008        158    1,972            8    1,028            84      3,092
                 -----------------------------------------------------------------
Net earnings                                          195                      195
Unrealized gains
 on cash flow
 hedges (a)                                                           9          9
Realized losses
 on cash flow
 hedges (b)                                                           3          3
Foreign currency
 translation
 adjustments                                                        (17)       (17)
                 -----------------------------------------------------------------
Comprehensive
 income                                                                        190
                 -----------------------------------------------------------------
Stock
 compensation
 exercise and
 grants                           2            -                                 2
                 -----------------------------------------------------------------

March 31, 2008         158   $1,974      $     8  $ 1,223        $   79     $3,284
                 -----------------------------------------------------------------
                 -----------------------------------------------------------------

December 31, 2006      133   $  617      $     5  $   602        $    9     $1,233
                 -----------------------------------------------------------------
Transition
 adjustments for
 net deferred
 gains on cash
 flow hedges
 (net of tax)                                          (3)            5          2
                 -----------------------------------------------------------------
January 1, 2007        133      617            5      599            14      1,235
                 -----------------------------------------------------------------
Net earnings                                          (11)                     (11)
Unrealized gains
 on cash flow
 hedges (c)                                                          13         13
Realized losses
 on cash flow
 hedges (d)                                                           5          5
Foreign currency
 translation
 adjustments                                                          1          1
                 -----------------------------------------------------------------
Comprehensive
 income                                                                          8
                 -----------------------------------------------------------------
Stock
 compensation
 exercise and
 grants                  1        8            -                                 8
                 -----------------------------------------------------------------
March 31, 2007         134   $  625      $     5  $   588        $   33     $1,251
                 -----------------------------------------------------------------
                 -----------------------------------------------------------------


Notes to accumulated other comprehensive income:
(a) Net of non-controlling interest of $6-million.
(b) Net of tax of $1-million.
(c) Net of tax of $5-million.
(d) Net of tax of $2-million.

See accompanying notes.



AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2008
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

/T/

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2007. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

/T/

Significant accounting standard and policy changes

--------------------------------------------------------------------------------
                                      Date and method of               Impact on
Description                                     adoption                adoption
--------------------------------------------------------------------------------
Financial Instruments - Disclosures      January 1, 2008;             Additional
 requires enhanced disclosures of            prospective     disclosure provided
 the significance of financial
 instruments on financial position
 and performance, and the nature
 and extent of financial instrument
 risk exposure and risk management
 strategy.
--------------------------------------------------------------------------------
Capital Disclosures requires             January 1, 2008;             Additional
 disclosure of objectives, policies          prospective     disclosure provided
 and processes for managing capital
 and quantitative data about
 capital.

--------------------------------------------------------------------------------
Inventories provides enhanced            January 1, 2008;     No material impact
 guidance for the measurement,               prospective          on earnings or
 costing, and disclosures of                                  financial position
 inventories. Specifically, the
 standard states that inventories
 be measured at the lower of cost
 and net realizable value, permits
 write-ups of subsequent increases
 in net realizable value of
 previously impaired inventories,
 and prohibits the use of the LIFO
 costing method. On adoption, and
 in accordance with the
 transitional provisions of the
 standard, the Corporation
 reclassified depreciation related
 to production facilities and
 equipment to be included in the
 cost of inventory.

--------------------------------------------------------------------------------

Pension and Postretirement             January 1, 2008;       No material impact
 Benefits - Measurement Date - The       retrospective            on earnings or
 Corporation voluntarily changed                              financial position
 the measurement date of its
 defined benefit pension and
 postretirement benefit plans from
 September, 30 to December, 31.

--------------------------------------------------------------------------------


Recent accounting pronouncements not yet adopted

--------------------------------------------------------------------------------
                                      Date and method of               Impact on
Description                                     adoption                adoption
--------------------------------------------------------------------------------
Goodwill and Intangible Assets           January 1, 2009;        Currently being
 establishes guidance for the                prospective                reviewed
 recognition, measurement,
 presentation and disclosure of
 goodwill and intangible assets,
 including guidance on
 pre-production and start-up costs,
 requiring that these costs be
 expensed as incurred. The current
 goodwill standards are carried
 forward unchanged.

--------------------------------------------------------------------------------
International Financial Reporting        January 1, 2011;        Currently being
 Standards (IFRS) - the CICA's        in accordance with                reviewed
 Accounting Standards Board has                   IFRS 1
 published its strategic plan for
 convergence of Canadian generally
 accepted accounting standards
 with IFRS as issued by the
 International Accounting Standards
 Board. The changeover date for
 Canadian publicly accountable
 enterprises is January 1, 2011
 and will require restatement of
 comparative figures.

--------------------------------------------------------------------------------

/T/

2. ACCOUNTS RECEIVABLE

At March 31, 2008, the Corporation had sold nil (March 31, 2007 - $45-million; December 31, 2007 - nil) under its accounts receivable securitization facility.

/T/

3. INVENTORIES

                                                March 31,       December 31,
                                      ------------------------ -------------
                                           2008          2007          2007
                                      ------------------------ -------------
Raw materials                           $   159       $   125         $ 160
Finished goods                              254           254           147
Product for resale                        1,125           677           654
                                      ------------------------ -------------
Total inventories                       $ 1,538       $ 1,056         $ 961
                                      ------------------------ -------------
                                      ------------------------ -------------

/T/

4. BANK INDEBTEDNESS

During the first quarter of 2008, the Corporation entered into an agreement to increase its syndicated revolving credit facility by $175-million to $775-million under the same terms and conditions as at December 31, 2007. /T/


5. EMPLOYEE FUTURE BENEFITS

                                                       Three months ended
                                                            March 31,
                                                     -----------------------
                                                       2008            2007
                                                     -----------------------
Pension plans
 Defined benefit
 Service cost                                        $    1         $     2
 Interest cost                                            3               2
 Expected return on plan assets                          (3)             (3)
 Amortization of actuarial losses                         -               1
                                                     -----------------------
                                                          1               2
 Defined contribution                                    10               6
                                                     -----------------------
                                                         11               8
                                                     -----------------------

Post-retirement benefit plans
 Service cost                                             1               1
 Interest cost                                            1               1
 Amortization of actuarial losses                         -               1
                                                     -----------------------
                                                          2               3
                                                     -----------------------
Total expense                                        $   13         $    11
                                                     -----------------------
                                                     -----------------------


6. OTHER (INCOME) EXPENSES

                                                         Three months ended
                                                             March 31,
                                                     -----------------------
                                                       2008            2007
                                                     -----------------------
Interest income                                      $  (20)         $   (5)
Stock-based compensation                                 (6)             28
Environmental remediation and accretion of
 asset retirement obligation                              1              (9)
Net realized and unrealized (gain) loss on
 non-qualifying derivatives                             (67)              1
Foreign exchange gain                                     -              (1)
Provision for doubtful accounts                           1               -
Other                                                     8               1
                                                     -----------------------
Total Other (income) expenses                        $  (83)         $   15
                                                     -----------------------

/T/

7. EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

/T/

                                                         Three months ended
                                                             March 31,
                                                     -----------------------
                                                       2008            2007
                                                     -----------------------
Numerator
Net earnings                                         $  195         $   (11)
                                                     -----------------------
Denominator
Weighted average number of shares
 outstanding for basic earnings per share               158             133
Dilutive instruments (a)
 Stock options                                            1               -
                                                     -----------------------
Weighted average number of shares
 outstanding for diluted earnings per share             159             133
                                                     -----------------------
                                                     -----------------------

 Basic earnings per share                            $ 1.24         $ (0.08)
 Diluted earnings per share                          $ 1.23         $ (0.08)

(a) For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to earnings per share.

/T/

As at March 31, 2008, the Corporation has outstanding approximately three million (March 31, 2007 - four million) options and options with tandem stock appreciation rights to acquire common shares.


8. FINANCIAL INSTRUMENTS

Risk management

The Corporation manages the risks associated with natural gas, power, fuel, interest rates and foreign exchange in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. The Board of Directors sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Board of Directors monitors compliance with risk management policies and reviews risk management policies and procedures on an annual basis.

The Corporation has exposure to the following risks associated with its financial instruments. Sensitivity analysis to the specified risks is provided where the effect on net earnings or shareholders equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variables at March 31, 2008 to financial instruments outstanding on that date.


Market risk

(a) Currency risk

The Corporation operates internationally and is exposed to foreign exchange risk as certain revenues and expenditures are denominated in non-U.S. dollar currencies. The exposure is predominantly to the Canadian dollar (CAD), the Euro
(EUR), and the Argentine Peso (ARP). The Corporation purchases foreign currency forward contracts to fix the exchange rates relating to the purchase or construction of certain capital assets denominated in foreign currencies, and has hedged substantially all of its exposure to the Euro relating to the Egypt nitrogen project construction costs. The exposure to the Argentine Peso is not significant and the Corporation has not hedged this exposure. U.S. dollar denominated balances in Canadian operations generate foreign exchange gains and losses that are reported in net earnings. The U.S. dollar denominated balances in Canadian operations is $257-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million.

/T/

Balances in non-U.S. dollar currencies are as follows:

                                                           Canadian dollars
                                                          ------------------
Cash and cash equivalents                                            $   30
Accounts receivable                                                     102
Accounts payable and accrued liabilities                               (371)
                                                          ------------------
                                                                     $ (239)
                                                          ------------------
                                                          ------------------

/T/

A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have decreased Other comprehensive income by $2-million. This analysis assumes that all other variables remain constant. A $0.01 weakening of the Canadian dollar would have an equal but opposite effect.


(b) Natural gas and power price risk

The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuations in market prices. The Board of Directors authorizes upper limits on the percentage of annual requirements, and the number of years over which exposure may be managed using derivative financial instruments.

An increase of $0.10 per mmBTU would have increased Net earnings by $3-million. This analysis assumes that all other variables, in particular interest rates, remain constant. A $0.10 decrease per mmBTU would have an equal but opposite effect.


(c) Interest rate risk

The Corporation manages interest rate risk by having a combination of fixed and floating instruments, and by entering into interest rate swaps. The Board of Directors authorizes upper limits on the amount of debt or investment that may be hedged. The Corporation's exposure to floating rate risk is generally limited to short-term debt and certain cash and cash equivalents. Fixed rate risk is generally limited to the Corporation's long-term debt.

The Corporation's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Corporation's results of operations due to the short term to maturity of the investments.

The Corporation has entered into treasury lock agreements to hedge its exposure to interest rate fluctuations relating to anticipated debt financing relating to financing a portion of the acquisition of UAP Holding Corp.

The effect of a one basis point increase or decrease on the interest rate swaps, net of non-controlling interest, and treasury locks to Net earnings and Other comprehensive income is not material.


Credit risk

The Corporation manages credit risk using credit approval and monitoring practices. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market. The above noted policies and geographic and industry diversity mitigates credit risk. There were no significant uncollectible trade receivable balances at March 31, 2008.

The Corporation's policies limit the investing of excess funds to liquid instruments with counterparties having an investment grade or higher credit rating, limiting the maximum exposure to any one counterparty, and limiting the maximum term to one year. The Corporation may be exposed to certain losses in the event that counterparties to derivatives contracts are unable to meet their contractual obligations. The Corporation manages this credit risk by entering into contracts with counterparties that have investment grade or higher credit ratings. The Corporation anticipates that all counterparties will meet their obligations under derivative contracts.

/T/

The following table illustrates the Corporation's maximum credit exposure based on derivative contracts in an asset position:

                                                   March 31,     December 31,
                                             --------------------------------
                                               2008        2007         2007
                                             --------------------------------
Forward exchange contracts hedging
 exposure to Euro-denominated construction
 costs of the Egypt nitrogen project             87          27           47
Other forward contracts hedging natural
 gas and power purchases                         74           8           21
                                             --------------------------------
                                                161          35           68
                                             --------------------------------
                                             --------------------------------

/T/


Liquidity risk

The Corporation manages its liquidity risk by preparing and monitoring detailed forecasts of cash flows from operations and anticipated investing and financing activities and through maintenance of its credit facilities.

The following table provides the contractual maturities of the Corporation's financial liabilities:


/T/

                                          As at March 31, 2008
                       ---------------------------------------------------------
                                        6                               Greater
                       Carrying    months    6 - 12    1 - 2   2 - 5       than
                         amount   or less    months    years   years    5 years
                       ---------------------------------------------------------
Interest rate swaps
 used for hedging
 exposure to floating
 rate exposure on debt
 relating to the Egypt
 nitrogen project           (55)      (2)       (7)     (16)    (27)        (3)

/T/

The Corporation's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.


Fair values

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Corporation estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans is assumed to approximate their carrying value.

The fair value of derivative instruments is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

With the exception of long-term debt, the fair value of the Corporation's financial assets and liabilities correspond to their carrying values. The fair value of the Corporation's financial assets and liabilities are as follows:

/T/

                                                  March 31,     December 31,
                                          ----------------------------------
                                               2008      2007          2007
                                          ----------------------------------
Forward foreign exchange contracts
 Assets                                          87         3            47

Interest rate contracts
 Liabilities                                    (55)        -           (30)

Forward natural gas and power contracts
 Assets                                          74        32            21
 Liabilities                                     (3)       (7)          (13)

Long term debt (a)                             (957)     (727)         (854)

(a) The carrying value of long-term debt at March 31, 2008 was $896-million (March 31, 2007 - $669-million; December 31, 2007 - $801-million).

/T/

9. CAPITAL MANAGEMENT

The Corporation's primary objectives when managing capital are to provide for
(a) an appropriate rate of return to shareholders in relation to the risks underlying the Corporation's assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.

The Corporation manages capital by monitoring various ratios, including a ratio of debt to debt-plus-capital, where debt includes bank indebtedness and long-term debt, including the current portion, and capital includes debt, plus shareholders' equity net of amounts in Accumulated Other Comprehensive Income relating to hedging activities, plus non-controlling interests. The Corporation monitors various versions of this ratio and adjusts the components of debt and capital to include or exclude the carrying value or fair value of other financial statement components, depending on the purpose of the ratio.

Agreements for non-recourse debt relating to the Egypt nitrogen project contain a covenant requiring that the Corporation maintain a minimum level of equity in the project. The Corporation is in compliance with this requirement at March 31, 2008.


10. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.


/T/

Schedule 1
AGRIUM INC.
Segmentation
(unaudited - millions of U.S. dollars)

                                    Three Months Ended March 31
             ------------------------------------------------------------------------
                                             Advanced
               Wholesale        Retail     Technologies      Other          Total
             ------------------------------------------------------------------------
               2008   2007   2008   2007    2008   2007   2008   2007     2008   2007
             ------------------------------------------------------------------------
Net Sales
 - external    $646   $438   $393   $337    $ 68   $ 46   $  -   $  -   $1,107  $ 821
 - inter
   -segment      62     46      1      -      11      6    (74)   (52)       -      -
             ------------------------------------------------------------------------
Total net
 sales          708    484    394    337      79     52    (74)   (52)   1,107    821
Cost of
 product        435    388    279    252      62     41    (61)   (48)     715    633
             ------------------------------------------------------------------------

Gross profit   $273   $ 96   $115   $ 85    $ 17   $ 11   $(13)  $ (4)  $  392  $ 188
             ------------------------------------------------------------------------
             ------------------------------------------------------------------------
Gross profit
 (%)             39     20     29     25      22     21                     35     23
             ------------------------------------------------------------------------
             ------------------------------------------------------------------------

Selling
 expenses      $  5   $  7   $ 99   $ 93    $  1   $  2   $ (2)  $ (2)  $  103  $ 100

EBITDA (1)     $335   $ 92   $ 13   $(13)   $ 10   $  8   $(17)  $(45)  $  341  $  42

EBIT (2)       $313   $ 62   $  4   $(21)   $  6   $  5   $(18)  $(46)  $  305  $   -

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.
(2) Earnings (loss) before interest expense and income taxes.


Schedule 2
AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited - millions of U.S. dollars)

                                           2008
               -------------------------------------------------------------
                                          Sales   Selling   Cost of
                   Net  Cost of  Gross  Tonnes     Price   Product    Margin
                 Sales  Product Profit  (000's) ($/Tonne) ($/Tonne) ($/Tonne)
               -------------------------------------------------------------
Wholesale
 Nitrogen (1)   $  327    $ 201  $ 126     768    $  426    $  262   $  164
 Potash            131       44     87     449       292        98      194
 Phosphate         142       98     44     232       612       422      190
 Other (1) (2)      57       47     10     168
 Product
  purchased for
  resale            51       45      6     112       455       401       54
                -------------------------------------------------------------
                   708      435    273   1,729    $  409    $  251    $ 158
                -------------------------------------------------------------

Retail (3)
 Crop nutrients    249      177     72
 Crop protection
  products          93       64     29
 Seed, services
  and other         52       38     14
                -----------------------
                   394      279    115
                -----------------------

Advanced
 Technologies
  Controlled
   release
   products         65       52     13
 Other              14       10      4
                -----------------------
                    79       62     17
                -----------------------
Other
 inter-segment
 eliminations      (74)     (61)   (13)
Total           $1,107    $ 715  $ 392
                -----------------------
                -----------------------


                                                  2007
                -------------------------------------------------------------
                                         Sales   Selling   Cost of
                   Net  Cost of  Gross  Tonnes     Price   Product   Margin
                 Sales  Product Profit  (000's) ($/Tonne) ($/Tonne) ($/Tonne)
                -------------------------------------------------------------
Wholesale
 Nitrogen (1)   $  233    $ 184  $  49     792    $  294    $  232    $  62
 Potash             52       26     26     333       156        78       78
 Phosphate          74       64     10     197       376       325       51
 Other (1) (2)      46       41      5     219
 Product
  purchased for
  resale            79       73      6     261       303       280       23
                -------------------------------------------------------------
                   484      388     96   1,802    $  269    $  216    $  53
                -------------------------------------------------------------

Retail (3)
 Crop nutrients    201      156     45
 Crop
  protection
  products          80       57     23
 Seed, services
  and other         56       39     17
                -----------------------
                   337      252     85
                -----------------------

Advanced
 Technologies
  Controlled
   release
   products         45       35     10
 Other               7        6      1
                -----------------------
                    52       41     11
                -----------------------
Other
 inter-segment
 eliminations      (52)     (48)    (4)
                -----------------------

Total           $  821   $  633  $ 188
                -----------------------
                -----------------------


(1) The current presentation has been revised from prior quarters to disclose amounts for other, previously included in nitrogen.
(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.
(3) International retail net sales were $29-million (2007 - $17-million) and gross profit was $7-million (2007 - $4-million).


Schedule 3
AGRIUM INC.
Selected Sales Prices and Volumes
(Unaudited)

                                         Three Months Ended March 31
                             -----------------------------------------------
                                       2008                           2007
                             -----------------------------------------------
                                Sales      Selling       Sales      Selling
                               Tonnes        Price      Tonnes        Price
                               (000's)    ($/Tonne)     (000's)    ($/Tonne)
                             -----------------------------------------------
Nitrogen
 Domestic
  Ammonia                         162      $   459         148      $   333
  Urea                            325          458         341          310
  Other                           155          335         201          241
                             -----------------------------------------------
 Total domestic nitrogen          642          429         690          295
 International nitrogen           126          409         102          295
                             -----------------------------------------------
Total nitrogen                    768          426         792          294
                             -----------------------------------------------
Potash
 Domestic                         237          341         154          186
 International                    212          235         179          128
                             -----------------------------------------------
Total potash                      449          292         333          156
                             -----------------------------------------------
Phosphate                         232          612         197          376
Ammonium sulphate                  75          281          64          188
Other (1)                          93                      155
Product purchased for resale      112          455         261          303
                             -----------------------------------------------
Total Wholesale                 1,729      $   409       1,802      $   269
                             -----------------------------------------------
                             -----------------------------------------------

(1) Other includes results from the Rainbow division and miscellaneous items.

/T/

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors
SUBJECT:   ERN

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